J. Andrew Robison
Direct: (205) 521-8596
Fax: (205) 488-6596
arobison@babc.com
September 29, 2010
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Campus Crest Communities, Inc.
Registration Statement on Form S-11
File No. 333-166834

Dear Ms. Garnett:
          On behalf of Campus Crest Communities, Inc., a Maryland corporation (the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 7 to the Registration Statement on Form S-11 (File No. 333-166834) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended, which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission on September 20, 2010.
          This letter responds to the comments of the staff of the Division of Corporation Finance received by letter, dated September 28, 2010, relating to the Registration Statement.
          We have discussed the staff’s comments with representatives of the Company. Your numbered comments are set forth below in italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).
Risk Factors
Risks Related to Our Business and Properties
Adverse economic conditions and dislocation in the credit markets, page 26
1.	We note that you expect to borrow approximately $39.6 million under your revolving credit facility and issue letters of credit in the amount of $1.6 million under the facility immediately upon completion of the offering. Please revise to provide a separate risk factor addressing the debt you expect to incur and the risks associated with your ability to repay that debt. In this regard, we note the disclosure in footnote (2) to the table on page 104, which indicates that amounts outstanding under your revolving credit facility will be due on the third anniversary of this offering.

Karen J. Garnett
Securities and Exchange Commission
September 29, 2010
Page 2
Response: In response to the staff’s comment, the Company has added disclosure on page 26 of the Prospectus indicating that amounts borrowed under the credit facility will be due upon the facility’s maturity (the third anniversary of the completion of the offering) and providing a cross reference to the current risk factor on indebtedness. The Company respectfully submits that the current risk factor on indebtedness on page 30 of the Prospectus appropriately discloses the material risks associated with the Company’s debt financing.
The contribution of certain properties is subject to lender consent..., page 32
2.	Please revise your calculation of estimated cash available for distribution on page 66 to reflect a cash outflow used in financing activities in the amount of $60.8 million related to the lender consents that have not yet been obtained, and a corresponding inflow from your credit facility for the same amount. Additionally, please revise your discussion of liquidity and capital resources, use of proceeds, and discussion of the new credit facility to describe all expected or possible uses of funds from the credit facility.

Response: In response to the staff’s comment, the Company has deleted the risk factor on page 32 of the Prospectus, as the Company no longer believes there is a material risk that lender consent will not be finalized. As indicated in the prior amendment to the Registration Statement, the Company previously had received conditional approval letters for the property transfers and related debt assumption and was in the process of negotiating final documentation. Since that time, the Company has substantially completed the negotiation of final documentation.
Use of Proceeds, page 60
3.	We note your revised disclosure on page 86 regarding the additional purchase obligation if you cause Encore to purchase additional preferred membership interests in CC-Encore. Since you plan to use offering proceeds to satisfy the additional commitment, please revise your Use of Proceeds disclosure accordingly to reflect this potential transaction.

Response: In response to the staff’s comment, the Company has revised the language on page 61 of the Prospectus. As disclosed in the Prospectus, the Company has no intention of exercising its option to cause Encore to purchase an additional preferred interest in CC-Encore. Moreover, this option (as well as CC-Encore itself) will terminate upon completion of this offering and the Company’s repurchase of the currently outstanding $2.5 million preferred interest.
Our Distribution Policy, page 64
4.	Please explain whether your revolving credit facility contains restrictions on your ability to fund distribution payments and, if so, briefly describe such restrictions.

Karen J. Garnett
Securities and Exchange Commission
September 29, 2010
Page 3
Response: As disclosed in the Prospectus, the Company’s revolving credit facility will limit its ability to pay distributions to the greater of (i) 90.0% of the Company’s FFO, or (ii) the amount required for the Company to qualify and maintain its status as a REIT. In addition, as disclosed in the Prospectus, the Company’s ability to borrow under the revolving credit facility will be subject to its compliance with the covenants contained in the revolving credit facility. The Company respectfully submits that these limitations are adequately disclosed under “Our Distribution Policy” (page 65 of the Prospectus) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Capital Resources” (page 100 of the Prospectus).
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revolving Credit Facility, page 86
5.	Please revise your disclosure under this subheading to discuss the “customary loan closing conditions” that must be satisfied in order to finalize the credit agreement.

Response: In response to the staff’s comment, the Company has revised the language on page 86 of the Prospectus to include the discussion of loan closing conditions that was previously disclosed on page 100 of the Prospectus. The disclosure remains on page 100 of the revised Prospectus as well.
Item 36. Financial Statements and Exhibits, page II-4
6.	We note that your Form of Credit Agreement filed as exhibit 10.18 only lists and does not include the exhibits and schedules listed in the table of contents. Please tell us why you have not included the listed exhibits and schedules or, alternatively, confirm that you plan to file such exhibits and schedules with your next amendment. Refer to Item 601(b)(10) of Regulation S-K. Also, please tell us why you filed the form of agreement rather than a final, executed credit agreement.

Response: The revolving credit facility has been executed by the lenders and the Company, and it will become effective pursuant to its terms upon completion of the offering, finalization of the exhibits and schedules thereto and satisfaction of the specified conditions precedent (such as satisfactory review by lenders of appraisals, environmental reports, engineering reports, seismic reports and the absence of material adverse changes), which are customary to transactions of this type and specified in the form of credit agreement previously filed as an exhibit to the Registration Statement. The Company represents that it will file the completed credit agreement on a Current Report on Form 8-K after the closing of this offering, which will include all exhibits and schedules to the credit agreement. As is customary in transactions of this type, the schedules and exhibits will be completed immediately prior to the closing of the credit agreement and this offering to reflect current and/or updated factual matters disclosed to and approved by the lenders.

Karen J. Garnett
Securities and Exchange Commission
September 29, 2010
Page 4
          We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 205.521.8596 or Paul S. Ware at 205.521.8624.

Very truly yours, J. Andrew Robison

Enclosures

cc:	Eric McPhee Daniel Gordon Jerard Gibson Ted W. Rollins